Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
March 31, 2017 and 2016

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	Notes	March 31, 2017 $	December 31, 2016 $
Assets
Current assets
Cash and cash equivalents	3	10,102,393	12,034,282
Short-term investments	3	—	2,088,800
Accounts receivable		36,484	54,406
Prepaid expenses		182,897	260,841
Total current assets		10,321,774	14,438,329
Non-current assets
Property and equipment		301,534	319,955
Total non-current assets		301,534	319,955

Total assets		10,623,308	14,758,284
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,348,766	4,068,664
Total current liabilities		3,348,766	4,068,664
Commitments and contingencies	7
Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2017 – 121,258,222 December 31, 2016 – 121,258,222	4	262,311,325	262,321,825
Contributed surplus	5	26,776,933	26,643,044
Accumulated other comprehensive income		533,312	554,060
Accumulated deficit		(282,347,028)	(278,829,309)
Total shareholders’ equity		7,274,542	10,689,620
Total liabilities and equity		10,623,308	14,758,284
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

For the three month period ending March 31	Notes	2017 $	2016 $
Expenses
Research and development	5, 11, 12	2,268,071	2,726,129
Operating	5, 11, 12	1,300,300	1,360,412
Operating loss		(3,568,371)	(4,086,541)
Interest		50,715	69,621
Loss before income taxes		(3,517,656)	(4,016,920)
Income tax (expense) recovery		(63)	145
Net loss		(3,517,719)	(4,016,775)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		(20,748)	(170,059)
Net comprehensive loss		(3,538,467)	(4,186,834)
Basic and diluted loss per common share	6	(0.03)	(0.03)
Weighted average number of shares (basic and diluted)	6	121,258,222	118,119,985
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and other comprehensive loss	—	—	(170,059)	(4,016,775)	(4,186,834)
Issued, pursuant to "At the Market" Agreement	274,805	—	—	—	274,805
Share issue costs	(375,349)	—	—	—	(375,349)
Share based compensation	—	81,640	—	—	81,640
As at March 31, 2016	261,224,148	26,359,606	590,919	(267,706,105)	20,468,568

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2016	262,321,825	26,643,044	554,060	(278,829,309)	10,689,620

Net loss and other comprehensive loss	—	—	(20,748)	(3,517,719)	(3,538,467)
Share issue costs (Note 4)	(10,500)	—	—	—	(10,500)
Share based compensation	—	133,889	—	—	133,889
As at March 31, 2017	262,311,325	26,776,933	533,312	(282,347,028)	7,274,542
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March 31	Notes	2017 $	2016 $
Operating Activities
Net loss for the period		(3,517,719)	(4,016,775)
Amortization - property and equipment	11	24,036	45,942
Share based compensation	5, 11	133,889	81,640
Unrealized foreign exchange loss		52,032	141,295
Net change in non-cash working capital	10	(637,646)	724,655
Cash used in operating activities		(3,945,408)	(3,023,243)
Investing Activities
Acquisition of property and equipment		(5,836)	—
Redemption (purchase) of short-term investments		2,088,800	(27,823)
Cash provided by (used in) investing activities		2,082,964	(27,823)
Financing Activities
"At the Market" equity distribution agreement	4	(10,500)	(100,544)
Cash used in financing activities		(10,500)	(100,544)
Decrease in cash		(1,872,944)	(3,151,610)
Cash and cash equivalents, beginning of period		12,034,282	24,016,275
Impact of foreign exchange on cash and cash equivalents		(58,945)	(631,257)
Cash and cash equivalents, end of period		10,102,393	20,233,408
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our interim consolidated financial statements for the period ended March 31, 2017, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on May 4, 2017. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, REOLYSIN®, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for REOLYSIN emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses.

Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at March 31, 2017 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2016. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2016.
Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $7,753,698 (December 31, 2016 – $10,679,992).  The current annual interest rate earned on these deposits is 0.90% (December 31, 2016 – 0.96%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
March 31, 2017
Short-term investments	—	—	—	—	—	—%
December 31, 2016
Short-term investments	2,088,800	2,088,800	—	2,088,800	2,088,800	1.41%

Fair value is determined by using published market prices provided by our investment advisor.

Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares
	Number	Amount $
Balance, December 31, 2015	118,151,622	261,324,692
Issued pursuant to incentive share award plan	100,000	41,000
Issued pursuant to "At the Market" equity distribution agreement(a)	3,006,600	1,456,296
Share issue costs	—	(500,163)
Balance, December 31, 2016	121,258,222	262,321,825
Issued pursuant to "At the Market" equity distribution agreement(a)	—	—
Share issue costs	—	(10,500)
Balance, March 31, 2017	121,258,222	262,311,325

(a)
On February 25, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of $4.6 million and allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. No common shares were sold during the period ending March 31, 2017. We incurred share issue costs of $10,500.

Note 5: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at March 31:

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

	2017		2016
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	8,674,227	1.83	8,561,394	2.17
Granted during the period	125,000	0.35	—	—
Forfeited during the period	(170,000)	3.76	—	—
Expired during the period	(17,900)	2.25	(100,000)	1.69
Outstanding, end of the period	8,611,327	1.77	8,461,394	2.17
Options exercisable, end of the period	6,579,243	2.22	6,376,394	2.74
The following table summarizes information about the stock options outstanding and exercisable at March 31, 2017:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.26 - $0.41	2,097,000	9.40	0.31	846,916	0.35
$0.42 - $0.57	2,172,000	8.67	0.42	1,390,000	0.42
$0.58- $1.87	1,587,667	6.76	1.55	1,587,667	1.55
$1.88 - $3.95	1,504,660	3.93	3.04	1,504,660	3.04
$3.96- $6.72	1,250,000	4.73	5.33	1,250,000	5.33
	8,611,327	7.10	1.77	6,579,243	2.22
Non-exercisable options vest annually over periods ranging from one to three years or after the completion of certain performance criteria.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2017	2016

Risk-free interest rate	0.92%	N/A
Expected hold period to exercise	3.0 years	N/A
Volatility in the price of the Company's shares	86.7%	N/A
Rate of forfeiture	3.67%	N/A
Dividend yield	Nil	N/A
Weighted average fair value of options	$0.19	N/A

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
We have issued restricted share units to non-employee directors through our incentive share award plan. Grants of restricted share units to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. The following restricted share units are outstanding at March 31:

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

	2017	2016
Outstanding, beginning of the period	1,322,829	368,831
Granted during the period(1)	38,340	17,262
Outstanding, end of the period	1,361,169	386,093
(1)The weighted average fair value of the restricted share units granted was $0.69 in 2017 (2016 - $0.42).
We have also issued performance share units to certain officers and management of the Company. Grants of performance share units require completion of certain performance criteria and cliff vest after three years or vest over a three year period, depending on the grant. Grants to officers will vest immediately upon a change of control of the Company. If the officer ceases employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary.

	2017	2016
Outstanding, beginning of the period	840,000	—
Granted during the period(1)	60,000	—
Outstanding, end of the period	900,000	—
(1)The weighted average fair value of the performance share units granted was $0.35 in 2017.
We have reserved 11,312,394 common shares for issuance relating to outstanding stock options. Compensation expense related to stock options granted to employees, directors and consultants, restricted share units to independent directors and performance share units to certain officers and management was $133,889 for the period ended March 31, 2017 (2016 - $81,640).

Note 6: Loss Per Common Share

Loss per common share is calculated using net loss for the period and the weighted average number of common shares outstanding for the period ended March 31, 2017 of 121,258,222 (March 31, 2016 -118,119,985). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 7: Commitments

We are committed to payments totaling $1,623,000 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next twelve months.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of this lease are as follows:

Amount $
Remainder of 2017	107,623
2018	103,512
2019	103,512
2020	103,512
2021	43,130
461,289

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

Note 8: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	March 31, 2017 $	December 31, 2016 $
Cash and cash equivalents	10,102,393	12,034,282
Short-term investments	—	2,088,800
Shareholders’ equity	7,274,542	10,689,620

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance access to capital in different jurisdictions, the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On February 16, 2016, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in Canada. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on March 16, 2018 and allowed us to enter into our Canadian ATM equity distribution agreement (see Note 4). We use this equity arrangement to assist us in achieving our capital objective.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2017.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at March 31, 2017, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  As at December 31, 2016, 100% of our short-term investments were in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from financing activities. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2017 by approximately $17,516.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have decreased our net loss in 2017 by approximately $34. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2017 by approximately $3,247 .

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2017 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,359,799	42,078	32,524
Accounts payable	(285,884)	(9,214)	—
	3,073,915	32,864	32,524

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2017 $	2016 $
Change in:
Accounts receivable	17,922	280,411
Prepaid expenses	77,944	277,381
Accounts payable and accrued liabilities	(719,898)	(155,154)
Non-cash impact of foreign exchange	(13,614)	322,017
Change in non-cash working capital related to operating activities	(637,646)	724,655

Other Cash Flow Disclosures

	2017 $	2016 $
Cash interest received	50,715	69,621
Cash taxes paid	—	(145)

Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash share based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and share based compensation associated with operating activities as a component of operating expenses.

	2017 $	2016 $
Included in research and development expenses:
Realized foreign exchange (gain) loss	(45,384)	69,892
Unrealized non-cash foreign exchange loss	72,781	141,295
Non-cash share based compensation	67,833	59,603

Included in operating expenses:
Amortization of property and equipment	24,036	45,942
Non-cash share based compensation	66,056	22,037
Office minimum lease payments	49,069	48,488

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2017

Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2017 $	2016 $
Short-term employee compensation and benefits	582,395	667,454
Share-based payments	98,491	81,640
	680,886	749,094